UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Closing of the Consolidation of Healthcare Businesses – Approval of the Merger of Shares

Banco Bradesco S.A. (“Bradesco”), further to its previous disclosures regarding the consolidation of the healthcare businesses of the Bradesco Organization in Bradsaúde S.A. (current corporate name of Odontoprev S.A.) (“Bradsaúde”), hereby informs its shareholders and the market in general that:

(i) on the date hereof, the merger of shares issued by Bradesco Gestão de Saúde S.A. (“BGS”) into Bradsaúde (“Merger of Shares”) was approved (homologada) and consummated, with the confirmation of the exchange ratio previously established, without adjustments.

Upon the consummation of the Merger of Shares, BGS became a wholly-owned subsidiary of Bradsaúde, and Bradesco’s equity interest in Bradsaúde increased to 91.35% of the total and voting capital (without taking into account any exercises of the withdrawal right by dissenting shareholders of Bradsaúde, the term of which will expire on May 7, 2026)]; and

(ii) as previously disclosed, the extraordinary general meeting of Mediservice Operadora de Planos de Saúde S.A. (“Mediservice”) will be held on May 1, 2026, at which will be approved the contribution of the dental plans portfolio and other operational assets and liabilities of Bradsaúde to Mediservice, which became, as a result of the Merger of Shares, an indirect subsidiary of Bradsaúde.

Without prejudice to further details contained in the disclosures made by Bradsaúde, Bradesco will keep its shareholders and the market in general informed of any material developments, pursuant to the applicable regulations.

Cidade de Deus, Osasco, SP, April 30, 2026.

Banco Bradesco S.A.

André Costa Carvalho
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.